RSE ARCHIVE, LLC

250 Lafayette Street, 2nd Floor

New York, NY 10012

September 7, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.: Scott Anderegg

Re:RSE Archive, LLC
Amendment Withdrawal (1-A-W)
Post-Qualification Amendments No. 22 and No. 23
Filed July 16, 2021 and August 6, 2021
File No. 024-11057

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, we hereby respectfully request the immediate withdrawal of the above-captioned Post-Qualification Amendments to the Offering Statement on Form 1-A (File No. 024-11057) (the “Offering Statement”) of RSE Archive, LLC, a Delaware series limited liability company (the “Company”), and all exhibits thereto (collectively, the “Amendments”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 16, 2021 and August 6, 2021.

The Company is requesting the Commission’s consent to the withdrawal of the Amendments, as they were filed in reference to a number of securities that the Company now plans to submit for qualification under various subsequent amendments to the Offering Statement.  The Company hereby represents to the Commission that no securities have been sold under the Amendments.

Please forward copies of the order consenting to the withdrawal of the Amendments to Max Niederste-Ostholt via email at max@rallyrd.com, with a copy to the Company’s securities counsel, Timothy Gregg at tgregg@maynardcooper.com.

Very truly yours,

/s/ George J. Leimer

Chief Executive Officer of RSE Markets, Inc.,

the sole member of Rally Holdings LLC,

the Managing Member of RSE Archive Manager, LLC,

the Managing Member of RSE Archive, LLC

cc:

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.